Filed pursuant to Rule 433

Registration No. 333-286025

333-286025-01

BLACKROCK, INC.

€1,000,000,000 3.750% NOTES DUE 2035

PRICING TERM SHEET

March 25, 2025

Issuer:	BlackRock, Inc. (“Issuer”)

Guarantor:	The Notes will be fully and unconditionally guaranteed by BlackRock Finance, Inc. (the “Guarantor”)

Expected Ratings*:	Aa3 (negative) by Moody’s Investors Service, Inc. AA- (stable) by Standard & Poor’s Ratings Services

Offering Format:	SEC registered

Trade Date:	March 25, 2025

Settlement Date**:	April 3, 2025 (T+7)

Securities:	3.750% Notes due 2035 (the “Notes”)

Principal Amount:	€1,000,000,000

Maturity Date:	July 18, 2035

Benchmark Security:	DBR 2.50% due February 15, 2035

Benchmark Security Price and Yield:	97.440 / 2.799%

Spread to Benchmark Security:	+96.50 basis points

Mid-Swap Yield:	2.714%

Spread to Mid-Swap Yield:	+105 basis points

Price to Public:	99.896% of the principal amount

Net Proceeds to Issuer before Expenses:	€994,960,000

Coupon:	3.750%

Interest Payment Dates:	Annually on July 18 of each year, commencing on July 18, 2025 (short first coupon)

Optional Redemption:

In whole or in part prior to April 18, 2035, at redemption price equal to the greater of par and a make-whole amount calculated at discount rate of the applicable Comparable Government Bond Rate plus 15 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.

In whole or in part on or after April 18, 2035, at redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Redemption for Tax Reasons:	In whole, but not in part, in the event of certain changes in the tax laws of the United States, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest on the notes to, but excluding, the redemption date.

Day Count Convention:	Actual/Actual (ICMA)

Denominations:	€100,000 and in integral multiples of €1,000 in excess thereof.

CUSIP:	09290D AL5

ISIN:	XS3038485689

Common Code:	303848568

Use of Proceeds:	General corporate purposes, including the repayment of any or all of the Issuer’s May 2025 €700mm debt maturity.

Settlement:	Euroclear/Clearstream

Record Date:	The close of business on the date that is the Clearing System Business Day immediately preceding each Interest Payment Date. A Clearing System Business Day is every Monday to Friday inclusive, except December 25th and January 1st.

Listing:	Application will be made to list the Notes on the New York Stock Exchange.

Joint Book-Running Managers:	BNP PARIBAS Deutsche Bank AG, London Branch J.P. Morgan Securities plc HSBC Bank plc

Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

Banco Santander, S.A.

Barclays Bank PLC

Citigroup Global Markets Limited

Commerzbank Aktiengesellschaft

Crédit Agricole Corporate and Investment Bank

Goldman Sachs & Co. LLC

ING Bank NV, Belgian Branch

Intesa Sanpaolo S.p.A.

Merrill Lynch International

NATIXIS

NatWest Markets Plc

RBC Europe Limited

Société Générale

Wells Fargo Securities International Limited

PRIIPs Regulation/Prohibition of Sales to EEA Retail Investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended or superseded, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of Notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the Notes. The prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Regulation.

PRIIPs Regulation/Prohibition of Sales to United Kingdom Retail Investors: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently, no key information document required by the PRIIPs Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (as amended, the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. The prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of Notes in the United Kingdom will be made pursuant to an exemption under the UK Prospectus Regulation from the requirement to publish a prospectus for offers of the Notes. The prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the UK Prospectus Regulation.

MIFID II product governance/Professional investors and ECPs only target market: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

UK MIFIR product governance/Professional investors and ECPs only target market: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before delivery may be required, because the Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. If you wish to trade the Notes prior to one business day before delivery, you should consult your own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC, including the preliminary prospectus supplement dated March 24, 2025 related to the Notes, for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement, when available, if you request it by calling (i) BNP PARIBAS at +1 (800) 854-5674 ; (ii) Deutsche Bank AG, London Branch at +44 20-541-9938; or (iii) J.P. Morgan Securities plc toll-free at +44 207-134-2468.

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